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06018303

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME ____________________

*CURRENT ADDRESS ____________________

____

PROCESSED

**FORMER NAME NOV 13 2006

**NEW ADDRESS THOMSON FINANCIAL

____

____

FILE NO. 82- 04845 FISCAL YEAR 5-6-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/9/06



ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, August 11, 2006

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES RESULTS FOR FISCAL 2006

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, today reported its consolidated operating results for the fiscal year ended May 6, 2006.

Sales for the fiscal year ended May 6, 2006 were $9,975,179 compared to $8,578,269 for the previous fiscal year, an increase of 16%.

Earnings before income taxes for the fiscal year were $521,404 compared to a loss before income taxes of $55,745 for the same period last year. Net earnings for the fiscal year were $344,875 or $0.04 per share, compared to net loss of $58,280 or $0.01 per share for the previous fiscal year.

Denis B.E. Donnelly, President and CEO stated, "Fiscal 2006 continued to be a year of transition impacted by a continuing lower U.S. dollar, changing technology, management of costs and by our focus on higher margin products. Our continued focus and investment in our direct to consumer business has this year resulted in a 38% increase in direct to consumer business over the prior year and an eightfold increase from three years ago. The popularity and rapid acceptance of the DVD format by consumers continues unabated and our sales are now completely in this format resulting in lower inventory levels solely made up of DVD product."

FINANCIAL HIGHLIGHTS (audited)	Fiscal years ended	
	May 6, 2006	May 7, 2005 *(Reissued)*
Sales	**$ 9,975,179**	$ 8,578,269
Earnings (loss) before income taxes	**521,404**	(55,745)
Income taxes	**176,529**	2,535
Net earnings (loss)	**344,875**	(58,280)
Basic and diluted earnings (loss) per share	**0.04**	(0.01)

BFS Entertainment & Multimedia Limited acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the **BFS Video** and **American Homes Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com



ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Thursday, September 21, 2006

For Immediate Release

Stock Symbol (TSX Venture Exchange): BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NORMAL COURSE ISSUER BID

Richmond Hill, Ontario, Canada, September 21, 2006: BFS Entertainment & Multimedia Limited ("BFS") announced today that the TSX Venture Exchange has accepted BFS' notice of intention to make a normal course issuer bid for its common shares through the facilities of the TSX Venture Exchange.

On September 21, 2006, BFS may commence making purchases of up to a maximum of 412,283 common shares, which represents 5.3% of its issued and outstanding common shares and 10% of the 4,122,833 common shares of BFS held by persons other than senior officers, directors and principal shareholders of BFS. Any shares acquired will be purchased at the market price for the common shares at the time of acquisition and will be cancelled. Don Ross of Jones Gable & Company Limited will be the broker conducting the normal course issuer bid on behalf of the Company. The bid will terminate on the earlier of the date determined by BFS and September 20, 2007. BFS currently has 7,828,383 issued and outstanding common shares.

During the period ended September 20, 2006 (i.e. the period of the Company's most recently completed normal course issuer bid), 70,000 common shares were purchased for $9,308 by the Company pursuant to such normal course issuer bid.

Proceeding with the normal course issuer bid will give BFS the flexibility to purchase its common shares if it determines that, as a result of the difference between BFS' view of the fundamental value of the common shares and the market price, it is in the best interest of BFS to do so.

BFS Entertainment & Multimedia Limited acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

SEC EXEMPTION #82-4245



ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, October 2, 2006

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, announced its unaudited consolidated financial and operating results for the first quarter ended August 5, 2006.

Sales for the quarter were $2,170,625 compared to $1,846,689 during the same quarter last year, representing an increase of 18%. Net earnings for the quarter were $129,805 ($0.02 per share) compared to $3,840 ($0.00 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "Our first quarter earnings are a marked improvement over the breakeven result we had in the same period last year. Our company is well positioned to take advantage of new opportunities to acquire and invest in additional quality programming and libraries. We look forward to a successful year."

FINANCIAL HIGHLIGHTS *(unaudited and not reviewed by an auditor)*

	Thirteen weeks ended			
		August 5, 2006		August 6, 2005
Sales	**$**	**2,170,625**	$	1,846,689
Earnings before income taxes		**206,350**		5,979
Income taxes		**76,545**		2,139
Net earnings		**129,805**		3,840
Basic and diluted earnings per share	**$**	**0.02**	$	0.00

BFS Entertainment & Multimedia Limited acquires exclusive distribution rights to film and television programming. Rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

SEC EXEMPTION #82-4245

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") will be held on Tuesday, September 19, 2006 at 11:00 a.m. (Toronto time) at Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended May 6, 2006, together with the auditor's report thereon;

2. to elect the directors of the Corporation;

3. to appoint Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in accordance with the instructions on the back of such form so as to arrive prior to 10:00 a.m. (Toronto time) on September 18, 2006 (or prior to 10:00 a.m. (Toronto time) at least one business day preceding the date of any adjournment or postponement of the Meeting or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Denis B.E. Donnelly
President and Chief Executive Officer

August 18, 2006
Richmond Hill, Ontario

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

Proxy solicited by management for use at the Annual Meeting of Shareholders to be held on September 19, 2006

The undersigned shareholder of **BFS ENTERTAINMENT & MULTIMEDIA LIMITED** (the "Corporation") hereby appoints Denis B.E. Donnelly, Chief Executive Officer, or failing him, David Chapman, Secretary, or failing either of them ______________________________ as proxy for the undersigned to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at 11:00 a.m. on September 19, 2006 at the offices of Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada and at any adjournment or postponement thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned as follows:

1. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the election of the nominees of management as directors;

2. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors, and the authorization of the directors to fix their remuneration; and

3. **IN HIS/HER DISCRETION** with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

DATED: ________________, 2006

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Common Shares Held

Notes:

1. Reference is made to the accompanying management information circular for more information regarding the use of this proxy and the Meeting.

2. A proxy must be dated and signed by the shareholder or by the shareholder's duly authorized attorney or other legal representative. Any such attorney or representative must provide proof of authority to sign on behalf of the registered shareholder. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney.

3. If not dated, this proxy shall be deemed to bear the date on which it was mailed.

4. A shareholder who has common shares registered in the name of a securities dealer or broker should contact such dealer or broker for instructions in voting their common shares.

5. **A shareholder has the right to appoint a person other than as designated above to represent him or her at the Meeting, either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided, or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the reply envelope provided at the address below.**

6. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, common shares represented by this proxy will be voted FOR each of the matters referred to herein.**

7. A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, so as to arrive prior to 10:00 a.m. (Toronto time) on September 18, 2006 (or prior to 10:00 a.m. (Toronto time) at least one business days preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. The address of CIBC Mellon Trust Company is, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6. A completed proxy may also be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department by facsimile at (416) 368-2502.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

MANAGEMENT INFORMATION CIRCULAR

August 11, 2006

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") to be held on Tuesday, September 19, 2006 at 11:00 a.m. (Toronto time) (the "Meeting") at Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation. It is expected that the solicitation will be made primarily by mail, however, proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The total cost of this solicitation will be borne by the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.**

The information in the Circular is given as of August 11, 2006 unless otherwise noted.

Voting Rights

In accordance with the OBCA, the Corporation will prepare a list of shareholders as of August 18, 2006 (the "Record Date"). The only shareholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the shareholders of record at the close of business on the Record Date, except to the extent that a shareholder has transferred ownership of common shares after such date and the transferee of such common shares produces properly endorsed share certificates or establishes ownership thereof and makes a written request to CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6 (Attention: Proxy Department) not later than the close of business ten (10) days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee, and not the holder of record on the Record Date, will be entitled to vote such common shares at the Meeting. Subject to the foregoing, each common share entitles the holder thereof to one (1) vote on any vote taken at the Meeting.

Appointment of Proxy Holders

Shareholders who are unable to be present at the Meeting may still vote though the use of a proxy. A shareholder who is unable to be present at the Meeting should complete and execute either the enclosed form of proxy and deliver it or return it by mail in the enclosed reply envelope so that it is received by CIBC Mellon Trust Company at any time prior to the Proxy Deadline (as defined below), or deposit it with the Chair or the scrutineers of the Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy prior to the Proxy Deadline, a shareholder can participate in the Meeting through the person or persons named therein.

The persons named in the enclosed form of proxy accompanying this Circular are directors and officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the enclosed reply envelope in the manner set forth below.**

Use of Proxies

To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), to 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6, or if delivered by facsimile at (416) 368-2502, at any time prior to 10:00 a.m. (Toronto time) on September 18, 2006 or, if there is an adjournment or postponement of the Meeting, prior to 10:00 a.m. (Toronto time) on the business day preceding the date of the adjourned or postponed meeting (the "Proxy Deadline") or, in either case, with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting or such adjournment or postponement thereof. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Chair of the Meeting in his discretion without notice.

In order to be effective, a form of proxy must be executed by a shareholder or the shareholder's attorney, duly authorized in writing. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where an attorney has executed a proxy, it must be accompanied by evidence of the attorney's authority to sign.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or her, or by his or her attorney, duly authorized in writing, deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, if delivered in person or by mail, to 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6, prior to 10:00 a.m. (Toronto time) on September 18, 2006, or prior to 10:00 a.m. (Toronto time) on the business day preceding any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A proxy may also be revoked in any other manner permitted by law.

Regardless of the form of proxy used, the persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specification, common shares represented by the enclosed form of proxy will be voted in favour of each of the matters referred to herein.**

Discretionary Authority of Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters, if any, that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

Voting Securities and Principal Holders Thereof

As of the date hereof, the Corporation had outstanding 7,828,333 common shares, each carrying one vote. As of the date hereof, to the knowledge of the directors or officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation is as follows:

Name and Address	Number of common shares	Percentage of Class
DENIS B.E. DONNELLY Aurora, Ontario	3,364,100	43%

BUSINESS OF THE MEETING

Election of Directors

The following table sets forth certain information with respect to the five persons proposed to be nominated by management for election as directors.

Nominee	Position with Corporation	Principal Occupation[3]	Director Since	Number of common shares Beneficially Owned[4]
DENIS B.E. DONNELLY Aurora, Ontario	Chairman of the Board, President, Chief Executive Officer & Director	President & Chief Executive Officer of the Corporation	1981	3,364,100
DAVID E. CHAPMAN Toronto, Ontario	Secretary and Director	Partner, Bresver, Grossman, Scheininger & Chapman LLP, Toronto, Ontario (a law firm)	1995	2,000
WARREN PALITZ[1][2] Haddonfield, NJ USA	Director	Vice President, Greentree Brokerage Services, Inc., Philadelphia, USA	1997	35,000
MARK SHONIKER[1] [2] Toronto, Ontario	Director	Director, BMO Bank of Montreal	1999	Nil
C. MARK ZEILSTRA[1] [2] Winnipeg, Manitoba	Director	Company Director	1999	200,000

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Each person named above has held the principal occupation noted for the last five years.

(4) Information respecting the number of common shares owned by each director has been provided by such director.

The size of the Board of Directors of the Corporation is currently five. All directors to be elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Corporation does not have an executive committee. The Corporation is required to have an audit committee.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the election of the nominees whose names are set forth above. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, 245 Fairview Mall Drive, Toronto, Ontario, are to be nominated at the Meeting for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors. Lipton, Wiseman, Altbaum & Partners LLP were first appointed as auditors of the Corporation on July 4, 1994.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the reappointment of Lipton, Wiseman, Altbaum & Partners LLP as auditors of the Corporation and the fixing of their remuneration by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended May 6, 2006 in respect of the individuals who were, at May 6, 2006, the Chief Executive Officer and the Chief Financial Officer and each of the three other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers"). No persons other than the CEO and CFO of the Corporation fell into this category.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Award		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	($)
DENIS B.E. DONNELLY President & Chief Executive Officer	2006 2005 2004	$255,000 $234,230 $225,000	None None None	None None None	None None None	None None None	None None None	None None None
JOHN P. GRZYBOWSKI Chief Financial Officer	2006 2005 2004	$118,952 $118,500 $115,114	None None $2,000	None None None	None None None	None None None	None None None	None None None

Option Grants in the Fiscal Year ending May 6, 2006

The following table sets forth information concerning the granting of options to purchase common shares to any of the Named Executive Officers.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Unit	Market Value of Securities Underlying Options on the Date of Grant ($/Unit)	Expiry Date
DENIS B.E. DONNELLY President & Chief Executive Officer	-	-	-	-	-
JOHN P. GRZYBOWSKI Chief Financial Officer	-	-	-	-	-

Options Exercised and Aggregate Options Remaining

The following table sets forth information concerning each exercise of options by the Named Executive Officers during the fiscal year ended May 6, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 6, 2006 Exercisable/Unexercisable (#)	Value of Unexercised in-the-money Options at May 6, 2006 Exercisable/Unexercisable ($)
DENIS B.E. DONNELLY President & Chief Executive Officer	None	None	250,000/Nil	Nil/ Nil
JOHN P. GRZYBOWSKI Chief Financial Officer	None	None	Nil/Nil	Nil/ Nil

Composition of the Compensation Committee

Three outside directors, Warren Palitz, Mark Shoniker and C. Mark Zeilstra acted as the Corporation's Compensation Committee during the fiscal year ended May 6, 2006. None of the members of the Compensation Committee performed similar functions with other public companies during the fiscal year ended May 6, 2006.

Compensation of Directors

The non-management directors of the Corporation receive a fixed $10,000 per annum paid quarterly for attending meetings of the Board of Directors or a committee of the Board of Directors.

Report On Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from a stronger balance sheet and increased earnings.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee is also responsible for reviewing the Corporation's manpower and succession plans to ensure that adequate plans are in place.

Chief Executive Officer

The Corporation has entered into an employment agreement dated February 17, 1997 with Denis B.E. Donnelly, President and Chief Executive Officer of the Corporation, (the "Employment Agreement"). The Employment Agreement provides that on termination of the employment of Mr. Donnelly with the Corporation for any reason other than for cause, Mr. Donnelly is entitled to 36 months' salary plus the present value of the benefits, if any, that he would have enjoyed over such 36 months. The term of employment for Mr. Donnelly was from February 17, 1997 through to February 28, 2002, which has been extended to February 28, 2005 and further extended to February 28, 2010. The current annual base salary of Mr. Donnelly is $255,000.

The Compensation Committee of BFS Entertainment & Multimedia Limited meets as required, but not less than annually, to review compensation paid to the chief executive officer of the Corporation.

As part of the review, a number of criteria were applied. These included:

1) market comparables;

2) Corporation's performance; and

3) the unique nature of the business and its requirement to obtain licensing agreements on favourable terms on an ongoing basis from content suppliers, principally located in the United Kingdom.

Market comparables for the Corporation were and are always difficult, given the limited number of direct competitors and the much larger size of related industry participants. Having said this, a number of related companies are reviewed each year. In addition to the related company comparables, members of the Compensation Committee also draw upon their knowledge of other similarly sized public companies that they have encountered through their business dealings. Executive level compensation of these entities is reviewed on an ongoing basis.

The Compensation Committee also considered the performance of the business, individual performance and the time that the current Chief Executive Officer had been involved with the business. With respect to the first factor, there has been a rapid market shift away from VHS to DVD format over the past few years. This shift had been quick and material, and posed significant challenges to management in product production, inventory management and gross margin pressures. Compounding these challenges was the dramatic increase in the Canadian dollar vis-à-vis the U.S. dollar. The Corporation sells the majority of its product into the United States.

In this context, the remuneration of Mr. Donnelly was reviewed, and a base salary increase applied contemporaneous with the last contract extension, which recognized his efforts through those challenges, his tenure with the Corporation and his unique relationships with the suppliers of content in the U.K. No specific weightings were applied to any of the aforementioned criteria.

Overall, the Compensation Committee is of the view that Mr. Donnelly's compensation for the most recently completed fiscal year was approximately 60% of the average of his industry-related Chief Executive Officers. This level was considered appropriate, given the smaller size of the Corporation.

The foregoing report as of May 6, 2006, was submitted to the Corporation by the Compensation Committee.

Warren Palitz
Mark Shoniker
C. Mark Zeilstra

EQUITY COMPENSATION PLAN INFORMATION

Plan	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Securities remaining available for future issuance under equity compensation plans ($)
SHARE INCENTIVE PLAN	250,000	0.70	925,000
SHARE BONUS PLAN	N/A	N/A	360,000

The Corporation maintains a Share Incentive Plan (the "SIP") and Share Bonus Plan (the "SBP") which is administered by the Board of Directors on the recommendation of the President and Chief Executive Officer. Eligibility for participation in these plans is limited to directors, officers, key employees and consultants of the Corporation and its subsidiaries. Both plans have been approved by the shareholders of the Corporation.

The exercise price in respect of any option issued under the SIP is required to be fixed by the Board of Directors, as the case may be, and may not be less than the market price of the common shares on the day preceding the grant of the option. Options issued under the SIP may be exercised during a period determined by the Board of Directors, which may not exceed ten years. All options granted under the SOP may be exercised only for so long as the participant remains a director or employee, subject to certain exceptions such as death or terms of the consulting agreement entered between the Corporation or the subsidiary, as the case may be, and the consultant.

Under the SBP, common shares are issued as a form of bonus. The determination regarding the amount of bonus shares to be issued to any one person under the SBP is determined by the Board of Directors.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation was indebted to the Corporation at any time during the fiscal year ended May 6, 2006.

CORPORATE GOVERNANCE

Responsibilities of the Board of Directors

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation as follows:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process;

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks;

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation;

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy; and

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Given the extensive experience of senior management of the Corporation in the Corporation's principal business, it has not been necessary for the Board to encourage senior management to participate in appropriate professional and personal development activities, courses and programs. However, the Board does support management's commitment to the training and development of all permanent employees.

Composition and Function of the Board of Directors

The Board currently comprises five members of whom three, Messrs. Warren Palitz, Mark Shoniker and C. Mark Zeilstra are unrelated directors.

The Board has considered the relationship of each current director in making this determination. Mr. Donnelly is a member of management of the Corporation and Mr. Chapman is an officer of the Corporation and provides legal services to the Corporation through a law firm of which he is a partner.

The Board has in the past considered its size with a view to its effectiveness and has concluded that additional outside directors are required. As a result, in 1999 the size of the Board of Directors was increased by one, and two additional "unrelated" directors were added. The Board, thus constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate for the stewardship of the Corporation.

The Board of Directors expressly assumes responsibility for developing the Corporation's approach to governance issues and is responsible for the responses to governance guidelines. The Corporation has not developed position descriptions for the directors or the Chief Executive Officer. Any responsibility that is not delegated to management or a Board committee remains with the Board.

The Board has functioned and is of the view that it can continue to function, independently of management, as required. The Board has not appointed a chair of the Board who is an unrelated director. However, unrelated directors are free to add items to agendas or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least three times a year.

The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Committees of the Board of Directors

The Audit Committee is currently composed of three directors, Warren Palitz, Mark Shoniker and C. Mark Zeilstra, all of whom are independent and financially literate. The Audit Committee reviews the annual and quarterly financial statements, material investments and transactions that could materially affect the financial position of the Corporation. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The text of the audit committee charter is attached as Schedule "A".

The Compensation Committee is currently composed of three directors, all of whom are unrelated. The mandate of the Compensation Committee is, in part, to make recommendations to the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Compensation Committee meets periodically to implement its mandate. The Compensation Committee further reviews compensation paid to management of similarly sized companies to ensure that remuneration to management of the Corporation is consistent with industry standards. The Compensation Committee also considers and makes recommendations to the Board of Directors with respect to the granting of stock options.

FEES PAID TO AUDITORS

Fiscal Year	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2006	$44.500	$872	$1,500	$8,500
2005	$43,500	-	$1,500	$5,000

SHAREHOLDER COMMUNICATION

To enable the Corporation to communicate more effectively with its shareholders, the Corporation has created the office of the Communications Officer. John Grzybowski is the current Communications Officer of the Corporation and may be reached at 360 Newkirk Road, Richmond Hill,

Ontario, L4C 3G7 (telephone (905) 884-2323). The Communications Officer is responsible for receiving all communications from the shareholders of the Corporation, other shareholders and the public generally, accommodating feedback from shareholders about the operations of the Corporation and effectively interpreting the operations of the Corporation to shareholders.

OTHER INFORMATION

Financial information about the Corporation is provided in the Corporation's comparative financial statements and MD&A for the year ending May 6, 2006. Additional information relating to the Corporation is available at www.sedar.com. Information may also be requested from the Communications Officer of the Corporation at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone 905-884-2323).

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

August 11, 2006
Richmond Hill, Ontario

(signed) Denis B.E. Donnelly
President and Chief Executive Officer.

SCHEDULE "A"

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
CHARTER OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Section 1 Role and Purpose

The Audit Committee (sometimes referred to herein as the "Committee") is a committee of the Board of Directors of BFS Entertainment & Multimedia Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling their roles as Directors of the Corporation by:

(a) recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation's external auditor;

(d) reviewing and approving the annual and interim financial statements, related management discussion and analysis ("MD&A"), and annual and interim earnings before such information is publicly disclosed;

(e) satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than those described in (d) above, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(f) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters; and

(g) reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation or its subsidiaries.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor, as the case may be.

Section 2 Composition of the Committee and Meetings

1. The Audit Committee must be constituted as required under Multilateral Instrument 52-110, as it may be amended from time to time ("MI 52-110"). At the date hereof, the requirements of MI 52-110 as regards composition do not apply to the Corporation as a "venture issuer".

2. The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Any member of the Audit Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Audit Committee on ceasing to be a Trustee. The Board of Directors may fill vacancies on the Audit Committee by election from among the Board of Directors. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains.

4. The Committee shall meet at least four times annually, or more frequently as circumstances require.

5. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation or the Corporation, and others as they consider appropriate.

6. In order to foster open communication, the Committee or its Chair shall meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

7. Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall determine by resolution.

8. Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon reasonable notice to each of its members, which shall not be less than 48 hours. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board and the external auditor, and the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Corporation, shall be entitled to request that any member of the Committee to call a meeting.

9. The Committee shall determine any desired agenda items.

Section 3 Activities

The Audit Committee shall, in addition to the matters described in Section 1:

1. Review and recommend to the Board changes to this Charter as considered appropriate from time to time.

2. Review the public disclosure regarding the Audit Committee required by MI 52-110.

3. Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Corporation to assess their independence.

4. Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

5. Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

6. Arrange for the external auditor to be available to the Committee and the Board of Directors as needed.

7. Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor.

8. Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's and/or the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

9. Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

10. Consider proposed major changes to the Corporation's and/or the Corporation's accounting principles and practices.

11. If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

12. Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

13. Periodically consider the need for an internal audit function, if not present.

14. Following completion of the annual audit and, if applicable, quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

15. Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

16. Review activities, organizational structure and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning are raised for consideration by the Board of Directors.

17. Review management's program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

Section 4 General Matters

1. The Committee is authorized to retain independent counsel, accountants, consultants and any other professionals ("Advisors") it deems necessary to carry out its duties, and the Committee shall have the authority to determine the compensation of and to cause the Corporation or the Corporation to pay any such Advisors.

2. The Committee is authorized to communicate directly with the external (and, if applicable, internal) auditors as it sees fit.

3. If considered appropriated by it, the Committee is authorized to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and to perform any other activities as the Committee deems necessary or appropriate.

4. Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible for preparing financial statements, for planning or conducting internal or external audits or for determining that the Corporation's and/or its subsidiaries' financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor, as the case may be. Nothing contained in this Charter is intended to make the Committee liable for any non-compliance by the Corporation or its subsidiaries with applicable laws or regulations.

5. The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Corporation's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the

Annual Meeting of the Shareholders of
BFS Entertainment & Multimedia Limited (the "Issuer")

September 19, 2006
Toronto, Ontario

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
(Section 11.3)

Matters Voted Upon

Item			Votes by Ballot	
		Outcome of Vote	Votes For	Votes Withheld/Against
1.	The election of the following nominees as directors of the Issuer for the ensuing year or subject to the Issuer's by-laws and to applicable laws, until their successors are elected or appointed: (a) Denis B.E. Donnelly (b) David E. Chapman (c) Warren Palitz (d) Mark Shoniker (e) C. Mark Zeilstra	passed	N/A	N/A
2.	The reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting and authorizing the directors to fix their remuneration.	passed	N/A	N/A

DATED this 25nd day of September, 2006.

BFS Entertainment & Multimedia Limited

By: "signed" Denis B.E. Donnelly

Name: Denis B.E. Donnelly

Title: President & CEO

SEC EXEMPTION #82-4245

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: BFS Entertainment & Multimedia Limited

Fiscal year end date used to calculate capitalization: May 6, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 7,828,333	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.165	
Market value of class or series	(i) X (ii) =	(A) $1,291,675
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) -

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) -
(Repeat for each class or series of securities)		(D) -

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$1,291,675

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $600

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) -

SEC EXEMPTION #82-4245



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 6, 2006;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2006

"signed" John Grzybowski
Chief Financial Officer

SEC EXEMPTION #82-4245



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 6, 2006;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2006

"signed" Denis B.E. Donnelly
President and Chief Executive Officer



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 5, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 29, 2006

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

SEC EXEMPTION #82-4245



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 5, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 29, 2006

"signed" John Grzybowski
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS



This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending August 5, 2006 and the audited financial statements and related notes for the period ending May 6, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 6, 2006 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated September 29, 2006.

RESULTS FROM OPERATIONS

Selected annual information of operations data	Thirteen Weeks Ended Aug. 5, 2006	Aug. 6, 2005
Sales	$ 2,170,625	$ 1,846,689
Cost of goods sold	822,603	683,279
Gross profit	1,348,022	1,163,410
Gross profit %	62%	63%
Selling and administrative expenses	1,079,,309	1,039,185
Foreign exchange (gain) loss	(21,051)	7,142
Interest expense	780	4,311
Amortization	82,634	106,793
Net earnings	129,805	3,840
Basic and diluted earnings per share	$ 0.02	$ 0.00
Weighted average number of shares	7,828,833	7,998,833

Sales for the quarter were $2,170,625 compared to $1,846,689 during the same quarter last year, an 18% increase over the prior year. Direct to consumer sales have increased by 4% for the quarter from the previous year and corporate sales have increased by 34% for the quarter from the previous year.

Gross profit for the quarter was $1,348,022 (62% of sales) compared to $1,163,410 (63% of sales) in the prior year.

Selling and administrative expenses were $1,079,309 (50% of sales) compared to $1,039,185 (56% of sales) in the prior year.

Selling and administrative expenses increased in the first quarter by approximately $40,000 over the previous year primarily due to an increase in direct to consumer catalogue printing and mailing costs.

Amortization of capital assets and deferred development costs was $82,634 for the quarter compared to $106,793 in the prior year.

Earnings before income taxes in this quarter were $206,350 compared to $5,979 in the prior year.

Net earnings for the quarter were $129,805 or $0.02 per share, compared to $3,840 or $0.00 per share in the prior year.

Weighted average number of shares outstanding for the quarter was 7,828,833.

FINANCIAL CONDITION AS AT AUGUST 5, 2006

Selected data on financial condition	Aug. 5, 2006	May 6, 2006
Cash and cash equivalents	$ 1,133,496	$ 868,941
Net working capital	2,368,082	2,240,014
Total assets	4,499,265	4,183,641
Total long-term liabilities	30,326	10,847
Total liabilities	1,124,610	938,791
Shareholders' equity	3,374,655	3,244,850

Total assets of the company at the end of the quarter increased to $4,499,265 compared to the $4,183,641 at the prior year end, primarily due to an increase of cash and cash equivalents.

Cash and cash equivalents increased by $264,555 from the prior year end to $1,133,496 of which $500,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

Accounts receivable increased by $14,682 from $640,212 in the prior year end.

Inventory decreased by $72,708 from $918,030 at the prior year end due to improvements in inventory control management.

Prepaid royalties for video products increased by $150,344 from $591,710 at the prior year end due to an increased activity of programme acquisitions in this quarter.

Investment in productions increased by $13,464 from the $194,448 at the prior year end due to additional post production costs.

Capital assets increased by $25,045 from the $411,293 at the prior year end. Continuing capital expenditures for master tapes for the quarter were $31,835 and accounting and shipping software upgrades of $43,547 were carried out in the quarter.

Total liabilities increased by $185,819 from $938,791 at the prior year end primarily from the increase in accounts payable and taxes payable.

Shareholders' equity increased by $129,805 from the $3,244,850 at the prior year end. The share capital as at August 5, 2006 was $2,110,316 with 7,828,333 shares outstanding, which is unchanged from the prior year end.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year end, the Company had an operating line of credit of $2,000,000 of which $nil was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit. The Company at the end of the first quarter is in a cash positive position with no bank debt outstanding.

On September 15, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring September 20, 2007, a maximum of 412,283 shares of the corporation for cancellation. As at September 29, 2006, the Company has purchased no shares for cancellation.

Consolidated Statements of Cash Flows

For the period ended		**August 5, 2006**		August 6, 2005
(Unaudited & not reviewed by an auditor)		***13 Weeks Ended***		*13 Weeks Ended*
Operating activities				
Net earnings	$	129,805	$	3,840
Items not affecting cash:				
Future income taxes		17,390		1,948
Amortization of capital assets		56,864		77,006
Amortization of development costs		25,770		29,786
		229,829		112,580
Net changes in non-cash working capital balances		129,602		(39,070)
Cash flows provided by operating activities		350,431		73,510
Financing activities				
Increase in bank borrowings		-		6,505
Proceeds from capital lease obligations		43,547		-
Repayment of capital lease obligations		(8,185)		(8,783)
Cash flows provided by (used in) financing activities		35,362		(2,278)
Investing activities				
Additions to capital assets		(81,907)		(28,967)
Additions to investment in productions		(13,464)		(12,597)
Additions to development costs		(25,867)		(29,668)
Cash flows used in investing activities		(121,238)		(71,232)
Net change in cash and cash equivalents		264,555		-
Cash and cash equivalents, beginning of period	$	868,941	$	-
Cash and cash equivalents, end of period	$	1,133,496	$	-
Component of net cash and cash equivalents:				
Cash	$	633,496	$	-
Short-term investment		500,000		-
	$	1,133,496	$	-

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the first quarter ended August 5, 2006.

Sales for the quarter were $2,170,625 compared to $1,846,689 during the same quarter last year, representing an increase of 18%. Net earnings for the quarter were $129,805 ($0.02 per share) compared to $3,840 ($0.00 per share) in the same quarter last year.

Our first quarter earnings are a marked improvement over the breakeven result we had in the same period last year. Our company is well positioned to take advantage of new opportunities to acquire and invest in additional quality programming and libraries. We look forward to a successful year.

BFS Entertainment & Multimedia Limited acquires exclusive distribution rights to film and television programming. Rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the BFS Video and American Homes Treasures video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.



Denis B.E. Donnelly
Chairman, President & CEO
September 29, 2006

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com



B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED



FIRST QUARTER REPORT

For the First Three Months
Ended August 5, 2006


BFS VIDEO
AMERICAN HOME TREASURES

Consolidated Statements of Operations

For the period ended (Unaudited & not reviewed by an auditor)	August 5, 2006 13 Weeks Ended	August 6, 2005 13 Weeks Ended
Sales	$ 2,170,625	$ 1,846,689
Cost of goods sold	822,603	683,279
Gross profit	1,348,022	1,163,410
Expenses:		
Selling	515,783	482,284
Administrative	563,526	556,901
Foreign exchange (gain) loss	(21,051)	7,142
Interest	780	4,311
Amortization	82,634	106,793
	1,141,672	1,157,431
Earnings before income taxes	206,350	5,979
Income taxes		
Current	59,155	191
Future taxes	17,390	1,948
	76,545	2,139
Net earnings	$ 129,805	$ 3,840
Basic and diluted earnings per share (Note 3)	$ 0.02	$ 0.00

Consolidated Statements of Retained Earnings

For the period ended (Unaudited & not reviewed by an auditor)	August 5, 2006 13 Weeks Ended	August 6, 2005 13 Weeks Ended
Retained earnings, beginning of period	$ 1,134,534	$ 789,659
Net earnings	129,805	3,840
Retained earnings, end of period	$ 1,264,339	$ 793,499

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

B F S ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Balance Sheets

As at	August 5, 2006 (Unaudited & not reviewed by an auditor)	Audited
Assets		
Current		
Cash and cash equivalents	$ 1,133,496	$ 868,941
Accounts receivable	654,894	640,212
Inventories	845,322	918,030
Prepaid video royalties	742,054	591,710
Prepaid expenses and deposits	86,600	149,065
	3,462,366	3,167,958
Investment in productions	221,848	208,384
Future income taxes	177,058	194,448
Development costs	201,655	201,558
Capital assets	436,338	411,293
	$ 4,499,265	$ 4,183,641
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 807,467	$ 716,165
Income taxes payable	245,787	186,632
Capital lease obligations due within one year	41,030	25,147
	1,094,284	927,944
Capital lease obligations	30,326	10,847
	1,124,610	938,791
Shareholders' Equity		
Capital stock (Note 3)	2,110,316	2,110,316
Retained earnings	1,264,339	1,134,534
	3,374,655	3,244,850
	$ 4,499,265	$ 4,183,641

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited & not reviewed by an auditor)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform with those presented in the corporation's May 6, 2006 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. BANK INDEBTEDNESS

As of August 5, 2006, the corporation had an operating line of credit in the amount of $2,000,000 (May 6, 2006 - $2,000,000) of which approximately $nil (May 6, 2006 - $nil) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	7,828,833	$ 2,110,316
Balance – end of period	7,828,833	$ 2,110,316

The following table sets out the computation of basic and diluted earnings per share:

	2007	2006
Numerator:		
Net earnings available to common shareholders	$ 129,805	$ 3,840
Denominator:		
Weighted average shares for basic earnings per share	7,828,883	7,898,833
Net earnings per share	$ 0.02	$ 0.00

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring September 20, 2006, a maximum of 423,283 common shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 70,000 common shares as part of the normal course issuer bid for $9,308.

On September 15, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring September 20, 2007, a maximum of 412,283 shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.

5. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES:

	2007	2006
Decrease (increase) in accounts receivable	$ (14,682)	$ 159,025
Decrease in inventories	72,708	67,416
Decrease (increase) in prepaid video royalties	(150,344)	(104,682)
Decrease (increase) in prepaid expenses and deposits	62,465	(42,404)
Increase (decrease) in accounts payable and accrued liabilities	91,300	(118,616)
Increase (decrease) in income taxes payable	59,155	191
	$ 120,602	$ (39,070)

2006 ANNUAL REPORT


82-4445
RECEIVED
2006 NOV -3 P 3:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
AR/S
5-6-06

BFS ENTERTAINMENT & MULTIMEDIA LIMITED


OWEN
"...Owen has made a fine art of smoldering intensity."
ENTERTAINMENT WEEKLY
A man can stand only so much pressure - before life becomes deadly!
SPLIT SECOND

COLLECTABLES Direct Inc.

B·F·S FILM & TELEVISION PRODUCTIONS INC.

oops a daisy... TELEVISION PRODUCTIONS INC.



AMERICAN HOME TREASURES

Subsidiaries and Divisions of BFS Entertainment & Multimedia Limited

CORPORATE PROFILE

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the BFS Video and American Home Treasures video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

MESSAGE FROM THE CHAIRMAN

Fiscal 2006 continued to be a year of transition impacted by a continuing lower U.S. dollar, changing technology, management of costs and by a renewed focus on higher margin products.

Our continued focus and investment in our direct to consumer business has this year resulted in a 38% increase in direct to consumer sales over the prior year and an eightfold increase from three years ago.

The popularity and rapid acceptance of the DVD format by consumers continues unabated and our sales are now completely in this format resulting in lower inventory levels solely made up of DVD product.

On behalf of the Board of Directors, I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2007.



Denis B.E. Donnelly,
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

	May 6, 2006	May 7, 2005 (Reissued)
Sales	**$ 9,975,179**	$ 8,578,269
Net earnings (loss)	**344,875**	(58,280)
Shareholders' equity	**3,244,850**	2,909,283
Capital asset additions	**155,645**	241,870
Total assets	**4,183,641**	3,949,919
Earnings (loss) per share	**$ 0.04**	$ (0.01)

COMMON SHARE AND PRICE INFORMATION

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding	7,898,333	7,898,333	7,874,987	7,828,833
Trading volume	8,500	84,200	240,500	455,200
Share price (high)	$ 0.16	0.18	0.175	0.37
Share price (low)	$ 0.125	0.135	0.13	0.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia ("BFS" or the "Company") for the fifty-two weeks ended May 6, 2006 should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes for the fifty-two weeks ended May 6, 2006 ("the Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All of the information presented herein is expressed in Canadian dollars.

This report contains forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements.

Additional information relating to BFS is filed with SEDAR at www.sedar.com.

This management's discussion and analysis is dated August 11, 2006.


THE TRUTH
ABOUT
OPUS DEI
AND THE
DA VINCI CODE
SECRETS REVEALED

OVERVIEW

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the BFS Video and American Home Treasures video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

RESULTS FROM OPERATIONS

As a result of an Ontario Securities Commission continuous disclosure review, the Company reissued its 2005 consolidated financial statements on January 19, 2006. See Note 3 in the Notes to Consolidated Financial Statements. In accordance with Canadian general accepted accounting principles and following the guidance of EIC-141 issued on December 17, 2003, an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore are credited towards their future purchases. Prior to this reissuance, no allowances had been made for overstock exchanges and stock balancing.

The amortization for master tapes and development costs has been restated for 2005. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3% in the following three years.

Selected Annual Information of Operations Data		Fiscal Years Ending May 6, 2006		May 7, 2005
				(Reissued)
Sales	$	**9,975,179**	$	8,578,269
Cost of goods sold		**3,872,573**		3,233,944
Gross profit		**6,102,606**		5,344,325
Gross profit %		**61%**		62%
Selling and administrative expenses		**4,952,868**		4,533,318
Foreign exchange loss		**137,889**		224,495
Interest expense		**11,156**		49,345
Amortization of capital assets and development costs		**479,289**		592,912
Net earnings (loss)		**344,875**		(58,280)
Basic and diluted earnings (loss) per share	$	**0.04**	$	(0.01)
Weighted average number of shares		**7,875,436**		7,941,208

Sales for the year were $9,975,179 compared to $8,578,269 in the prior year, an increase of 16%. Direct to consumer sales have increased by 38% from the previous year and corporate sales were comparatively unchanged from the prior year. Sales to the United States represented 75% of sales, compared to 76% in the prior year.

Gross profit for the year was $6,102,606 (61% of sales) compared to $5,344,325 (62% of sales) in the prior year.


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Selling and administrative expenses for the year were $4,952,868 (50% of sales) compared to $4,533,318 (53% of sales) in the prior year.

The direct to consumer subsidiary's selling and administrative expenses increased in the fiscal year by approximately $620,000 over the previous year due to a continuing increase in investment and commitment to catalogue distributions, which resulted in a 38% increase in direct to consumer sales in the year when compared to last year. Catalogue printing and mailing costs increased by approximately $430,000, direct to consumer shipping costs increased by approximately $90,000, call centre costs, credit card discounts and other costs increased by approximately $100,000 from the previous year.

Total salary expenses decreased by approximately $319,000 and other expenses increased by approximately $41,000 from the previous year. The allowance for the write down of investment in productions of $78,000 was recorded in the current year due to post production costs incurred by that division as part of its start-up costs, which management believes may not be recoverable.

Amortization of capital assets and deferred development costs was $479,289 compared to $592,912 in the prior year.

Net earnings were $344,875 or $0.04 per share for the year, compared to a net loss of $58,280 or $0.01 per share in the prior year. The weighted average number of shares outstanding for this year was 7,875,436.

REVIEW OF FOURTH QUARTER ENDING MAY 6, 2006

	Sales	Net earnings (loss)	Basic & diluted earnings per share
2006			
First quarter	$ 1,846,689	$ 3,840	$ 0.00
Second quarter	2,797,058	132,852	0.02
Third quarter	3,287,673	249,669	0.03
Fourth quarter	2,043,759	(41,486)	(0.01)
Full year	$ 9,975,179	$ 344,875	$ 0.04
2005 *(Reissued)*			
First quarter	$ 1,719,470	$ (62,944)	$ (0.01)
Second quarter	2,543,674	82,030	0.01
Third quarter	2,108,163	60,841	0.01
Fourth quarter	2,206,962	(138,207)	(0.02)
Full year	$ 8,578,269	$ (58,280)	$ (0.01)

Sales for the fourth quarter were $2,043,759 compared to $2,206,962 during the same quarter last year. Lower fourth quarter direct to consumer sales when compared to the prior year can be attributed to the different timing of catalogue distributions for each of the quarters. Higher gross margin percentage of 60% in the fourth quarter compared to 58% in the prior year resulted in only an approximately $57,000 reduction in gross margin in the fourth quarter when compared to the prior year.

Total salary expense in the fourth quarter was approximately $163,000 lower than in the prior year as a result of a staff reduction at the end of the fourth quarter of fiscal 2005. An allowance for the write down in investment of $78,000 was recorded in the fourth quarter without a corresponding amount in the prior year. Amortization of capital assets and development costs were approximately $33,000 lower in the fourth quarter when compared to the prior year due to lower master tape outlays.

Net loss was $41,486 ($0.01 per share) compared to $138,207 ($0.02 per share) for the same period last year.

FINANCIAL CONDITION AS AT MAY 6, 2006

Selected data on financial position	Fiscal Years Ending May 6, 2006	May 7, 2005 *(Reissued)*
Cash and cash equivalents	**$ 868,941**	$ -
Bank indebtedness	**-**	118,633
Net working capital	**2,240,014**	1,684,316
Total assets	**4,183,641**	3,949,919
Total long-term liabilities	**10,847**	36,401
Total liabilities	**938,791**	1,040,636
Shareholders' equity	**3,244,850**	2,909,283

Total assets of the corporation this year amount to $4,183,641 compared to $3,949,919 in the prior year.

Accounts receivable decreased to $640,212 from $685,898 in the prior year resulting from a continuing increase in direct to consumer sales (a 38% increase in direct to consumer sales from the prior year). Direct to consumer sales require payment prior to shipment and only in the form of credit card charge or cheque.

Inventory decreased to $918,030 from the $1,025,646 in the prior year as a result of lower inventory levels of DVD only formatted product. An additional amount of approximately $191,000 was added to the allowance for inventory obsolescence account during the year to provide against the remaining VHS formatted product in inventory.

Prepaid royalties for video products decreased to $591,710 from $851,774 in the prior year due to an increase in the allowance for prepaid royalty write down of $171,000.

Investment in productions was $194,448 this year compared to $182,733 in the prior year. BFS has written down $78,000 of additional post production costs incurred as part of the start-up costs for that division, which management believes may not be recovered. BFS has increased its commitment to develop its own content and has successfully co-produced several of its own programmes in the past several years. BFS is confident that this increase focus is a very necessary and positive step for the future of BFS.

Capital assets decreased to $411,293 from $598,282 in the prior year. Continuing capital expenditures for master tapes of $122,383 were made this year compared to $106,412 in the prior year. The corporation has increased its focus on the acquisition of titles that will generate greater sales with lower development costs and capital expenditures.

Development costs of $99,700 were incurred during the fiscal year compared to $120,618 in the prior year and were related to the design and development of DVD products.

Total liabilities decreased to $938,791 from $1,040,636 in the prior year primarily from the reduction of bank indebtedness and long term debt of $153,726.

Shareholders' equity increased to $3,244,850 from $2,909,283 in the prior year. The share capital as at May 6, 2006 was $2,110,316 with 7,828,333 shares outstanding compared to $2,119,624 with 7,898,333 shares outstanding in the prior year.

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2006, a maximum of 423,283 shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 70,000 shares during the year as part of the normal course issuer bid for $9,308.


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POWER BELONGS TO
BANG
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CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum annual payments due in fiscal years ending	Total	Payment due by period Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	$ 35,994	$ 25,147	$ 10,847	-	-
Operating leases	383,000	126,000	257,000	-	-
Total contractual obligations	418,994	151,147	267,847	-	-

Capital lease obligations are related primarily to computer, telephone and warehouse equipment. Operating lease commitments represent the future minimum lease payments under leases primarily for the Company premises. These obligations bear interest at rates varying between 9.0% and 11.3% per annum.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $Nil was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

We believe that our current cash will provide us with sufficient capital to meet our stated operating goals. We would expect that any significant new acquisitions would require additional funding.

BUSINESS RISKS AND UNCERTAINTIES

Our ability to generate sales and profit from our business is dependent on a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently believe are immaterial, may also adversely affect our ability to generate sales and profit.

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

Dependency on Intellectual Property

The Company enters into exclusive distribution arrangements with producers and television companies to secure the distribution rights for the sale of home video products in North America. To secure these rights, the Company typically agrees to advance cash to the licensors for each title licensed. These cash advances are set up as a prepaid advance and are recovered by the Company from the proceeds on the sale of the product. The recovery of such advances and related mastering costs is dependent on the success of marketing and sale of each title by the Company. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependency on Key Personnel

The success of BFS is dependent on members of its senior management team. The experience of this team will be a contributing factor to BFS' success and growth. The loss of one or more of the members of the management team might have a material adverse effect on the Company's operations and business prospects.

Risks Associated with Overstock Exchanges

Consistent with industry practice in certain circumstances, the Company allows customers to return product for credit which can only be applied against future purchases. The Company restricts the amount of the return to a percentage of an agreed upon time period of previous sales. There can be no assurance that such product returns will in the future exceed what has been previously experienced by the Company and as a result it may have a material adverse effect on future operating results. A recorded allowance for overstock exchanges based on the overstock exchanges made over the previous four quarters provides an estimate of future overstock exchanges.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


THE
DA VINCI CODE
WHERE IT ALL BEGAN

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these statements reflect fairly the financial position of the company, the results of its operations and the changes in cash flow. The company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards which includes a review of the company's accounting policies and procedures and where appropriate, a limited review of the company's internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the company's consolidated financial statements before recommending the statements to the Board of Directors for approval.

Denis B.E. Donnelly
Chairman, President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 6, 2006 and May 7, 2005 and the consolidated statements of operations, retained earnings and cash flows for the fifty-two weeks ended May 6, 2006 and the fifty-three weeks ended May 7, 2005. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 6, 2006 and May 7, 2005 and the results of its operations and its cash flows for the fifty-two weeks ended May 6, 2006 and the fifty-three weeks ended May 7, 2005 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP

Chartered Accountants, Toronto, Ontario
June 9, 2006

CONSOLIDATED BALANCE SHEETS


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as at	May 6, 2006	May 7, 2005 (Note 3)
Assets		
Current:		
Cash and cash equivalents	**$ 868,941**	$ -
Accounts receivable	**640,212**	685,898
Inventories	**918,030**	1,025,646
Prepaid video royalties	**591,710**	851,774
Prepaid expenses and deposits	**149,065**	125,233
	3,167,958	2,688,551
Investment in productions	**208,384**	241,840
Future income taxes	**194,448**	182,733
Development costs (Note 4)	**201,558**	238,513
Capital assets (Note 5)	**411,293**	598,282
	$ 4,183,641	$ 3,949,919
Liabilities		
Current:		
Bank indebtedness (Note 6)	**$ -**	$ 118,633
Accounts payable and accrued liabilities	**716,165**	833,950
Income taxes payable	**186,632**	16,966
Capital lease obligations due within one year (Note 7)	**25,147**	34,686
	927,944	1,004,235
Capital lease obligations (Note 7)	**10,847**	36,401
	938,791	1,040,636
Shareholders' Equity		
Capital stock (Note 8)	**2,110,316**	2,119,624
Retained earnings	**1,134,534**	789,659
	3,244,850	2,909,283
	$ 4,183,641	$ 3,949,919

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:



Director



Director

CONSOLIDATED STATEMENTS OF OPERATIONS


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THE ART OF EROTIC DANCING
Includes Pole, Floor and Lap Dancing
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For the period ended		May 6, 2006 Fifty-two weeks		May 7, 2005 Fifty-three weeks (Note 3)
Sales	**$**	**9,975,179**	$	8,578,269
Cost of goods sold		**3,872,573**		3,233,944
Gross profit		**6,102,606**		5,344,325
Expenses:				
Selling (Note 13)		**2,359,091**		2,038,201
Administrative		**2,593,777**		2,495,117
Foreign exchange loss		**137,889**		224,495
Interest expense (Note 7)		**11,156**		49,345
Amortization		**479,289**		592,912
		5,581,202		5,400,070
Earnings (loss) before income taxes		**521,404**		(55,745)
Income taxes (recovered): (Note 9)				
Current		**188,244**		15,987
Future taxes		**(11,715)**		(13,452)
		176,529		2,535
Net earnings (loss)	**$**	**344,875**	$	(58,280)
Weighted average number of shares		**7,875,436**		7,941,208
Basic and diluted earnings (loss) per share (Note 8)	**$**	**0.04**	$	(0.01)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended		May 6, 2006 Fifty-two weeks		May 7, 2005 Fifty-three weeks (Note 3)
Retained earnings – beginning of period	**$**	**789,659**	$	847,939
Net earnings (loss)		**344,875**		(58,280)
Retained earnings – end of period	**$**	**1,134,534**	$	789,659

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

For the period ended	May 6, 2006 Fifty-two weeks	May 7, 2005 Fifty-three weeks (Note 3)
Operating activities:		
Net earnings (loss)	**$ 344,875**	$ (58,280)
Items not affecting cash flows:		
Future income taxes recovered	**(11,715)**	(13,452)
Forgiveness of loan receivable	-	14,000
Amortization of capital assets	**342,634**	431,759
Amortization of development costs	**136,655**	161,153
Write-down of investment in productions (Note 13)	**78,000**	-
	890,449	535,180
Net changes in non-cash working capital balances (Note 10)	**441,415**	926,730
Cash flows provided by operating activities	**1,331,864**	1,461,910
Financing activities:		
Decrease in bank indebtedness	**(118,633)**	(964,950)
Proceeds from capital lease obligations	-	64,646
Repayment of capital lease obligations	**(35,093)**	(31,699)
Repayment of long-term debt	-	(62,500)
Purchase of common shares for cancellation	**(9,308)**	(11,423)
Cash flows used in financing activities	**(163,034)**	(1,005,926)
Investing activities:		
Additions to investment in productions	**(44,544)**	(93,496)
Additions to development costs	**(99,700)**	(120,618)
Additions to capital assets	**(155,645)**	(241,870)
Cash flows used in investing activities	**(299,889)**	(455,984)
Net change in cash position	**868,941**	-
Cash and cash equivalents – beginning of period	-	-
Cash and cash equivalents – end of period	**$ 868,941**	$ -
Components of net cash and cash equivalents:		
Cash	**$ 368,941**	$ -
Short-term investment	**500,000**	-
	$ 868,941	$ -

See accompanying notes to consolidated financial statements


INDIE FEATURE COLLECTION
DEATH
& TEXAS


AWARD WINNING BRITISH COMEDY AS SEEN ON PBS
starring
JOHN THAW
Father knows best... until you're a teenager!
knock-out comedy.
HOME to ROOST
ACTING OUT SET

6 | BANK INDEBTEDNESS

As at May 6, 2006, the corporation had an operating line of credit in the amount of $2,000,000 of which $Nil (May 7, 2005 - $135,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

7 | LEASE OBLIGATIONS

The following is a summary of the corporation's lease obligations due in future fiscal years:

	Capital Leases	Operating Leases
2007	$ 27,467	$ 126,000
2008	11,590	114,000
2009	-	114,000
2010	-	29,000
	39,057	
Less interest portion	3,063	
Present value of minimum lease payments	35,994	
Less amounts due within one year	25,147	
	$ 10,847	$ 383,000

The capital leases bear interest at rates varying between 9.0% and 11.3% per annum. During the year, the corporation paid interest totalling $5,161 (2005 - $4,788) on its capital lease obligations.
The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

8 | CAPITAL STOCK

Authorized:
Unlimited Common shares
Issued:

	May 6, 2006	May 7, 2005
7,828,333 (2005 - 7,898,333) Common shares of par value of $1 each	$ 2,110,316	$ 2,119,624

Common shares:

	Shares	Amount
Balance – beginning of period	7,898,833	$ 2,119,624
Cancelled pursuant to normal course issuer bid	(70,000)	(9,308)
Balance – end of period	7,828,333	$ 2,110,316

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring September 20, 2006, a maximum of 423,283 common shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 70,000 common shares as part of the normal course issuer bid for $9,308 during the fifty-two weeks ended May 6, 2006.



INDIE FEATURE COLLECTION
UNTIL PRIVATE THOUGHTS TURN DEADLY...
"...this film is an idiosyncratic charmer – and a lot more."
EVERYBODY SAYS I'M FINE!

Stock option and bonus plan:

As of May 6, 2006, the corporation has a stock option plan for directors, officers and employees enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. As at May 6, 2006, there were 250,000 options outstanding expiring April 7, 2007 at an exercise price of $0.70 per share. Each option entitles the holder to purchase one common share of the corporation.

The corporation has reserved 400,000 common shares under a stock bonus plan. These common shares will be issued from time to time as approved by the board of directors. As of May 6, 2006, 40,000 common shares have been issued under this plan.

The following table sets out the stock option plan as at May 6, 2006 and May 7, 2005 and changes during the periods then ended:

	May 6, 2006		May 7, 2005	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of period	**300,000**	**$ 0.69**	567,500	$ 0.65
Expired or cancelled during the period	**(50,000)**	**(0.65)**	(267,500)	(0.60)
Outstanding – end of period	**250,000**	**$ 0.70**	300,000	$ 0.69
Options exercisable – end of period	**250,000**	**$ 0.70**	300,000	$ 0.69

The following table provides further details of the options outstanding as at May 6, 2006:

	Options Outstanding			Options Exercisable	
		Weighted Average		Weighted Average	
Range of Exercise Price	**Options Outstanding**	**Remaining Contractual life (in years)**	**Exercise Price**	**Options Exercisable**	**Exercise Price**
$ 0.70	**250,000**	**0.9**	**$ 0.70**	**250,000**	**$ 0.70**

Stock-based compensation:

The corporation recognizes a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instruments at the grant date, or alternatively, the disclosure of pro-forma net earnings and earnings per share data, as if the stock-based compensation had been recognized in earnings.

During the fifty-two weeks ended May 6, 2006, the corporation issued no stock options.

Earnings per share:

For the fifty-two weeks ended May 6, 2006, the exercise of outstanding stock options does not have a dilutive effect on earnings per share.

The following table sets out the computation of basic and diluted earnings per share:

	May 6, 2006	May 7, 2005 *(Note 3)*
Numerator:		
Net earnings (loss) available to common shareholders	**$ 344,875**	$ (58,280)
Denominator:		
Weighted average shares for basic earnings per share	**7,875,436**	7,941,208
Weighted average shares for diluted earnings per share	**8,125,436**	7,941,208
Basic and diluted earnings (loss) per share	**$ 0.04**	$ (0.01)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Two Weeks Ended May 6, 2006 and the Fifty-Three Weeks Ended May 7, 2005

(continued)


John Thaw
stars in
KAVANAGH QC
"...a succession of explosive, resonant stories"
- The Guardian

9 | INCOME TAXES:

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes.

	May 6, 2006	May 7, 2005 (Note 3)
Earnings (loss) before income taxes	**$ 521,404**	$ (55,745)
Combined basic Federal and Provincial income tax provision at statutory rates	**188,331**	(20,135)
Non-deductible items for income tax purposes	**-**	12,390
Timing differences between CCA and amortization	**(11,715)**	(13,452)
Other	**(87)**	23,732
Income taxes	**$ 176,529**	$ 2,535
Effective income tax rate expressed as a percentage	**33.9**	4.5

The corporation's future income tax asset is the result of differences in the net book value and undepreciated capital costs of the development costs and capital assets.

10 | NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES:

	May 6, 2006	May 7, 2005 (Note 3)
Decrease in accounts receivable	**$ 45,686**	$ 792,539
Decrease in inventories	**107,616**	336,132
Decrease in prepaid video royalties	**260,064**	16,798
Increase in prepaid expense and deposits	**(23,832)**	(55,464)
Decrease in accounts payable and accrued liabilities	**(117,785)**	(69,346)
Increase (decrease) in income taxes payable	**169,666**	(93,929)
	$ 441,415	$ 926,730

During the fiscal period, the corporation paid interest of approximately $11,200 (2005 - $49,300) and income taxes of approximately $18,600 (2005 - $108,100).

11 | SEGMENTED INFORMATION:

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States amounted to approximately $7,501,000 (2005 - $6,472,000) with the balance of sales to customers in Canada.

12 | FINANCIAL INSTRUMENTS:

Fair value:

The corporation's financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value due to their current nature.

The fair value of capital lease obligations has been estimated based on quoted market prices for same or similar instruments and in management's opinion, approximates carrying value.

Interest rate risk:

The corporation is exposed to interest rate risk on fluctuations in interest rates on its short-term investment and capital lease obligations. Due to its short-term nature, interest on the short-term investment is not expected to have a significant impact on cash flows. Since interest rates on the capital lease obligations are fixed, it is management's opinion that the interest rate exposure is not significant. The corporation has considered, but does not use derivative financial instruments to reduce its exposure to interest risk on its cash and cash equivalents.

Currency risk:

The corporation conducts a significant portion of its operations with corporations and/or customers in the United States. As a result, a significant amount of sales, expenses, accounts receivables, prepaid video royalties, bank indebtedness and accounts payable and accrued liabilities were incurred or are carried in United States dollars. The corporation occasionally uses forward contracts to reduce exposure to currency risk.

Credit risk:

Concentration of credit risk arises when a group of customers having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. For the corporation, significant concentrations of credit risk are related to industries and geographic location. The corporation's accounts receivable are primarily due from United States based corporations in the entertainment industry.

13 | ALLOWANCE FOR WRITE DOWN OF INVESTMENT IN PRODUCTIONS:

Selling expenses include a $78,000 allowance for a write down of the corporation's investment in productions. This write down is for post production costs incurred by that division as part of its start-up costs which management believes may not be recoverable.

SHAREHOLDERS INFORMATION

BOARD OF DIRECTORS

David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1,2], Vice President
Greentree Brokerage Services, Inc.
Philadelphia, PA, USA

Mark C. Shoniker [1,2], Director
BMO Bank of Montreal
Toronto, Ontario

C. Mark Zeilstra [1,2], Company Director
Winnipeg, Manitoba

[1] I Member of the Audit Committee

[2] I Member of the Compensation Committee

OFFICERS

Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS

Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL

Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman Elliott LLP, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol: BFS

TRANSFER AGENT

CIBC Mellon Trust Company
Toronto, Ontario

BANKERS

Royal Bank of Canada
Toronto, Ontario

CORPORATE HEADQUARTERS

360 Newkirk Road, Richmond Hill, Ontario,
Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING

The Annual Meeting of the Company's Shareholders
will be held on
Tuesday, September 19, 2006 at 11:00 a.m.
in the Paris Room at Stikeman Elliott LLP
Commerce Court West, 53rd Floor, 199 Bay Street
Toronto, Ontario, Canada


1915

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
T 905.884.2323 F 905.884.8292 www.bfsent.com